FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 13, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

NEWS RELEASE

Turin, 13 December 2005 – With regard to the investigations by Rome Magistrates concerning the Cirio affair, the Board of Directors of San Paolo IMI today announced it:

•                  reconfirms its clear and absolute conviction of the complete correctness of the operations of the Bank and its executives;

•                  reasserts that credit management has never been subject to any form of early repayment of loans which have instead followed the normal course according to their original repayment profiles. On no occasion and in no way has trading in Cirio bonds been undertaken against exposures or could be characterised as fraudulent or less than legitimate behaviour.

The Board of Directors finally said that it was certain that the First Hearing Judge (Giudice per l’Udienza Preliminare) will be able to recognise and affirm the non-existence of the facts under dispute.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Dated: December 13, 2005